February 9, 2007

Room 4561

Mr. Ken Owyang
Chief Financial Officer and Senior Vice
  President of Finance and Administration
Supportsoft, Inc.
575 Broadway
Redwood City, CA 94063

> **Re: Supportsoft, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Form 8-K filed October 26, 2006**
> **File No. 000-30901**

Dear Mr. Hayes:

        We have reviewed your response letter dated January 9, 2007 in connection with the above referenced filings and have the following comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2005, 2004 and 2003

Revenue, page 32

1.   We have read your response to prior comment number 1 and note that the disclosures highlighted in your response are of a general and on-going nature. We further note that your fiscal 2006 10-K was filed approximately two weeks prior to the end of the first quarter and your first and second quarter revenues trended downward significantly (between thirty and fifty percent) as compared to the

corresponding periods during the previous two fiscal years. Finally, it appears that revenues remained below recent historical levels during the third quarter of fiscal 2006. Based on these factors, it is unclear to us why you believe that the disclosures referred to in your response were adequate. Please ensure that your future filings include more robust disclosures related to such trends or uncertainties as contemplated by Item 303(a)(3)(ii) of Regulation S-K to the extent possible. If you do not believe that more robust disclosures would have been possible as of March 16, 2006, explain the reasons why. Your response should include a discussion, as of March 16, 2006, regarding specific contract negotiation progress, management's internal expectations and forecasts, and any other relevant information.

Form 8-K filed October 26, 2006

Exhibit 99.1

2.   We have reviewed your response concerning the non-GAAP operating statement columnar format. We continue to have the concerns previously expressed over how investors might view that information due to the format in which it's been presented. Consequently, we believe it should be removed.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or the undersigned at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief